Graubard Miller

The Chrysler Building

405 Lexington Avenue

New York, N.Y. 10174-1101

facsimile	direct dial number
(212) 818-8881	(212) 818-8638
email address
jgallant@graubard.com

December 28, 2020

Securities and Exchange Commission

Division of Corporation Finance

Office of Real Estate & Construction

100 F Street, N.E.

Washington, D.C. 20549

Re:	Vickers Vantage Corp. I

Registration Statement on Form S-1

Filed December 15, 2020

File No. 333-251352

Ladies and Gentlemen:

On behalf of Vickers Vantage Corp. I (the “Company”), we respond as follows to the Staff’s comment letter, dated December 17, 2020, relating to the above-captioned amended Registration Statement on Form S-1 (“Registration Statement”).

Please note that for the Staff’s convenience, we have recited each of the Staff’s comments and provided the response to each comment immediately thereafter.

Draft Registration Statement on Form S-1 Signatures, page II-4

1.	Please revise to include the signature of your authorized representative in the United States or advise. Refer to Instruction 1 to Signatures to Form S-1 for additional guidance.

We have revised the disclosure on the signature page of the Registration Statement to include the signature of the Company’s authorized representative in the United States as requested.

Securities and Exchange Commission

December 28, 2020

Exhibits

2.	We note that section 9.3 of the warrant agreement filed as Exhibit 4.4 provides that the Company agrees that "any action, proceeding or claim against it arising out of or relating in any way to this Agreement shall be brought and enforced in the courts of the State of New York or the United States District Court for the Southern District of New York." Please clarify whether this provision is binding on investors in this offering and whether it applies to actions arising under the Securities Act or Exchange Act. If so, please also state that there is uncertainty as to whether a court would enforce such provision. If the provision applies to Securities Act claims, please also state that investors cannot waive compliance with the federal securities laws and the rules and regulations thereunder. In that regard, we note that Section 22 of the Securities Act creates concurrent jurisdiction for federal and state courts over all suits brought to enforce any duty or liability created by the Securities Act or the rules and regulations thereunder.

We have revised Section 9.3 of the form of warrant agreement to clarify that the above-referenced provision is not binding on investors in this offering and does not apply to actions arising under the Securities Act of 1933, as amended, or the Securities Exchange Act of 1934, as amended, and have re-filed such form of agreement herewith.

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If you have any questions, please do not hesitate to contact me at the above telephone and facsimile numbers.

Sincerely,

/s/ Jeffrey M. Gallant

Jeffrey M. Gallant

cc:	Mr. Chris Ho